SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Admendment No. 3)
Under the Securities and Exchange Act of 1934

 THE FIRST AUSTRALIA PRIME INCOME FUND, INC.
(FAX)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

318653102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2003

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 8 pages)
There are 2 exhibits.














ITEM 1	Security and Issuer
		Common Stock
		First Australian Prime Income Fund, Inc.
		Gateway Center 3
		100 Mulberry Street
		Newark, New Jersey    07102
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment Management
(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of
      or prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of FAX
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of FAX fit the investment guidelines for various
		Accounts.  Shares have been acquired since October 12, 1998.
b)  Although originally purchased for investment purposes only, upon reviewing the Fund?s proposed rights offering, we believe that it is not in the best interests of the Shareholders.  A letter was sent to the
Board on October 16th that explained our stance on the proposed rights offering.  (Exihibit 1)  On November 8, a second letter was sent to the
Board which reiterated our position.  (Exhibit 2)  On January 10, 2003, the
Fund announced that the Board was dropping its proposed rights offering.
On February 6, 2003, we sent a letter to the Board commending them for their decision, in the letter we also suggested that conducting periodic tender offers would be a more effective means of reigning in the discount than their current share repurchase program.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,740,532 shares, which
represents .66% of the outstanding Shares.   Karpus Investment
Management Profit Sharing Plan presently owns 1100 shares purchased
May 1, 2001 at $3.84 per share (1400 shares) and July 23, 2002 at $4.25
(100 shares) and sold on May 29, 2002 at $4.72 (100 shares), May 30 at
$4.79 (200 shares), May 31 at $4.84 (50 shares), and June 3 at $4.86 (50 shares).  Sophie P. Karpus currently owns 500 shares purchased on May 1,
2001 at $3.84 (400 shares) and July 23, 2002 at $4.40 (200 shares) and sold on May 30, 2002 at $4.82 (50 shares) and June 3 at $4.86 (50 shares).
Dana R. Consler presently owns 1150 shares purchased on May 1, 2001 at
$3.84 (1000 shares), July 23, 2002 at $4.25 (100 shares), and July 24 at
$4.35 (250 shares) and sold on May 30, 2002 at $4.76 (100 shares), May
31 at $4.84 (50 shares), and June 3 at $4.86 (50 shares).  None of the other
Principals presently owns shares.
      b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 18, 1994. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
12/9/2002
-550
4.35

1/6/2003
-1700
4.66
12/18/2002
5000
4.42

1/21/2003
-3000
4.93
12/30/2002
-1400
4.73

1/30/2003
600
4.92




1/31/2003
-1200
4.96
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of FAX
		securities.
ITEM 7	Materials to be Filed as Exhibits
	Two exhibits attached.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



February 7, 2003 			       By:________________________
         Date						      Signature
						 George W. Karpus, President
         Name/Title



EXHIBIT 1
*** On October 16, 2002,  This letter was sent to the directors of the Fund.


Karpus Investment Management (KIM) held 1,365,607 shares of the Aberdeen Asia-Pacific Income Fund (FAX) as of October 8, 2002.

On October 9, 2002, Aberdeen filed a registration statement with the SEC for a proposed transferable rights offering. The material details of this offering, the subscription price and the amount of shares to be offered, were left blank. This has caused great uncertainty with respect to the potential future dilution of the Fund?s net asset value. As a result, the fund?s market price has dropped dramatically and the discount has widened to levels not seen since December of 2000.

At the close of trading on October 8, FAX was trading at $4.45 per share
(an 11.70% discount to NAV). As of yesterday?s close, FAX is trading at $4.08 per share (a 19.0% discount to NAV), a 7.3 percent widening of the fund?s discount. There have been no dividends paid during this period and no other significant news was released. This drop in fund share market value and widening discount can be attributed solely to the Board decision to propose a rights offering. This decision by the board has cost our clients $505,274.59 so far.

As you are aware when a rights offering is conducted with a subscription price below the fund?s net asset value (as is almost certain to be the case) it causes the fund?s NAV to be diluted. The board?s decision not to disclose the subscription price or amount of shares to be offered only exacerbated the damage. Shareholders have no way to analyze how this rights offering will affect their investment. The two most critical pieces of information concerning this offering were left to the shareholder?s imagination.

We believe that the Board of Directors is representing the interests of the management group and not the shareholders of the fund. This action creates more management fees at the cost of shareholder value. The loss of market value suffered by shareholders is 100 times the cost savings to shareholders brought about by the economies of scale of a bigger fund.

If the Board of Directors continues its reckless pursuit to increase management fees and dilute the value of fund shares then we will consider running candidates for future Board seats.

How will our clients be compensated for the over half a million dollars worth of damages that the Board has caused? KIM strongly feels that the Board
considers canceling the proposed rights offering.   We look forward to your
response to our concerns.

We encourage other shareholders who are concerned about this rights offering to contact us via e-mail at karpus@frontiernet.net or call us at (585) 586-4680 (ext. 235).



									Sincerely,


									George W. Karpus








































EXHIBIT 2
***On November 8, 2002,  This letter was sent to the directors of the Fund.

Karpus Investment Management, Inc. (KIM) held 1,635,707 shares of the Aberdeen Asia-Pacific Income Fund (FAX) as of October 31, 2002.

On October 16, 2002, we sent the Board a letter regarding our concerns about The recently filed rights offering and its potential to dilute the fund?s net asset value. Your decision has cost our firm a lot of money. As a fiduciary of our clients, we have a legal obligation to do everything within our power to halt this erosion of shareholder value.

Being fiduciaries yourselves, I am sure you are aware of the potential liability that you have exposed yourselves to by filing for a rights offering while you fund is trading at a significant discount.

Since we have not heard a response from the Board, we assume that you plan to continue this rights offering. We have heard from many shareholders, some small, some large, that are absolutely outraged by your tactics. I spoke with one investor who held shares in his Roth IRA and would not be able to participate in this rights offering because he could not add funds to this account.

We also read about another investor who believes that insider trading took place. We analyzed the discount of the fund from mid-September to October 9, 2002 3:31 PM (when the rights offering was made public).
On September 13, the fund was trading at a 6.89 percent discount, by September 20 the discount was 7.68 percent, on September 27 the discount had widened to 8.57 percent and by October 4, the last reported net asset value before the public announcement, the fund was trading at a 10.91 percent discount. The fund?s discount widened from 6.52 percent on September 11 to 11.70 percent on October 8 (the day before the public announcement).
There was no other news or market event that would have contributed to such a widening of the discount. The dramatic widening of the discount leading up to the public release of the filing certainly indicates that news of the proposed rights offering may have ?leaked out? before public dissemination.

At Karpus Investment Management we defend shareholders? best interests with the full power of all of our resources. WE STRONGLY URGE THAT
YOU WITHDRAW THIS RIGHT OFFERING PROPOSAL IMMEDIATELY.
If you continue to ignore the voice of your shareholders we will take any action necessary to protect our rights and capital. We intend to nominate independent Directors to your board at your next meeting should you follow through with this proposed rights offering. We will consider taking legal action appropriate to recover our damages and punish those that are in violation of their fiduciary duties.

This rights offering is not for the benefit of fund shareholders, it is for the benefit of fund management. Any argument to the contrary is weak in comparison to the damage that has already been incurred by shareholders.

As evidenced by our prior schedule 13D filing, we have been holders of FAX for over one year. I hereby request that you send us a copy of our fund?s original prospectus, articles of incorporation, and bylaws.

Once again, any concerned shareholders who are looking for information regarding the board?s recent action may contact us at (585) 586-4680 (ext. 235).



								Sincerely,



								Cody Bartlett Jr.